October 7, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Satellogic Inc.
Request to Withdraw Registration Statement on Form F-4
Filed December 4, 2023
File No. 333-275875

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Satellogic Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form F-4 (File No. 333-275875), together with all exhibits thereto, filed on December 4, 2023 (the “Registration Statement”). The Company is seeking withdrawal of the Registration Statement because it has determined not to pursue the offering covered by the Registration Statement at this time.

The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact Zack Davis of King & Spalding LLP at (404) 572-2770.

Sincerely, Satellogic Inc.

/s/ Rick Dunn
Rick Dunn Chief Financial Officer

cc:	Noah Benz – Satellogic Inc.
Zack Davis – King & Spalding LLP